UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-K

ANNUAL REPORT

ANNUAL REPORT PURSUANT TO REGULATION A OF THE SECURITIES ACT OF 1933

For the fiscal year ended December 31, 2023

Rentberry, Inc.

(Exact name of registrant as specified in its charter)

Delaware	47-4933743
(State or other jurisdiction of	(I.R.S. Employer
incorporation or organization)	Identification No.)

201 Spear Street, Suite 1100
San Francisco, CA	94105
(Address of principal executive offices)	(Zip Code)

(415) 795-7171

Registrant’s telephone number, including area code

Common Stock

(Title of each class of securities issued pursuant to Regulation A)

In this report, the term “Rentberry,” “we,” “us,” “our,” or “the Company” refers to Rentberry, Inc. and our subsidiaries on a consolidated basis.

This report may contain forward-looking statements and information relating to, among other things, the Company, its business plan and strategy, and its industry. These forward-looking statements are based on the beliefs of, assumptions made by, and information currently available to the company’s management. When used in this report, the words “estimate,” “project,” “believe,” “anticipate,” “intend,” “expect” and similar expressions are intended to identify forward-looking statements, which constitute forward looking statements. These statements reflect management’s current views with respect to future events and are subject to risks and uncertainties that could cause the company’s actual results to differ materially from those contained in the forward-looking statements. You are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date on which they are made. The company does not undertake any obligation to revise or update these forward-looking statements to reflect events or circumstances after such date or to reflect the occurrence of unanticipated events.

ITEM 1. THE COMPANY’S BUSINESS

Rentberry was destined to be created after the founders spent almost a month searching for rental properties in San Francisco, California. They experienced the frustration involved with submitting rental applications, enduring bidding wars with other prospective tenants and going through uncomfortable face-to-face negotiations with landlords. They consistently lost apartments to other applicants because of the lack of transparency in the rental process as they had no idea if there were other applicants who were willing to offer more than the original asking price established by landlords.

Moreover, once they rented an apartment, they had to freeze thousands of dollars for a rental security deposit even though they had excellent credit reports, employment histories and references.

The time-consuming, costly and unnerving process of finding an apartment made them question the efficiency of the traditional long-term rental process. Having lived and worked on different continents and having investors from various countries, they know firsthand that the same problems with long-term rentals exist not just in the United States but at an international level. Classified websites (such as Craigslist, Zillow, etc.) offer no real value to users other than pictures and descriptions of the properties. Rentberry, however, has developed a fully closed-loop home rental ecosystem that offers full transparency, ability to save on rental security deposits and allows for all the rental tasks to be completed in one place.

Overview

Rentberry Inc. was incorporated under the laws of the State of Delaware on August 28, 2015 and has headquarters in San Francisco, California. The Company develops technology platforms aimed at disrupting the residential, commercial and senior housing rental markets. The Company has developed several platforms under different brand names: “Rentberry,” “Floorly,” and “Happy Seniors.” The Company’s main platform, Rentberry, is a home rental solution designed to make the rental process less costly, more convenient and secure. In addition, the Company owns other platforms through its two subsidiaries:

●	Floorly, Inc. (“Floorly”), which is 99% owned by the Company, was incorporated under the laws of the State of Delaware on January 13, 2020, with the intent of taking Rentberry’s platform and applying it to the commercial real estate market. The release of Floorly is postponed until the end of 2023.

●	Happy Seniors, Inc. (“Happy Seniors”), which is 100% owned by the Company, was incorporated under the laws of the State of Delaware on February 25, 2020 with the intent of taking Rentberry’s platform and applying it to the senior housing market.

In its next phase, the Company plans to develop a new type of mid-term residential rental market. As part of this plan, the Company partnered with the leading modular home developer in the U.S. and will have two types of custom homes specifically designed for Rentberry: RB-ONE (400 sq.ft.) and RB-TWO (800 sq.ft.). These modular homes will be strategically located near major metropolitan areas in the United States, Europe, and Asia, serving as mid-term rental properties exclusively available on the Rentberry platform. Tenants will have the flexibility to stay between 3 to 12 months in fully furnished properties without the requirement of security deposits.

Landlords have the opportunity to generate revenue by purchasing modular homes directly from Rentberry, placing them in their backyards, and seamlessly integrating them into our Flexible Living network, which is accessible exclusively through the Rentberry platform. This initiative aims to establish a new trend, called "Flexible Living," enabling individuals to live and work from home in various locations. We believe this approach will offer a more cost-efficient alternative to renting Airbnb or hotels, eliminating the need for long-term contracts and large security deposits.

Rentberry through technology is on track to reduce traditional frustrations, scam rates, time delays, and friction points in the rental process to benefit both tenants and landlords. And most importantly, Rentberry will also help unfreeze millions of dollars tied up rental security deposits.

Although the costs and characteristics of housing vary across the world, residents of many countries experience the same problems in the home rental space. Rentberry’s mission is to offer a solution that will be equally efficient for residents across international borders.

Principal Products and Services

The Company has developed IT solutions for residential and senior homes markets:

●	Rentberry, our flagship platform, aimed at the home rental market; and

●	Happy Seniors, a platform focused on the senior housing market.

Also, the Company plans to enter the property management segment and onboarding of homeowners. The properties that the Company will onboard will be exclusively rented via the Rentberry platform. This way Rentberry will have a closed rental cycle where it will own and exclusively manage properties and rent them out via its IT infrastructure – rentberry.com platform.

Rentberry Platform

Rentberry platform offers landlords and tenants a contact-free, transparent and automated means of renting properties that includes an auction component. We believe the current method of comparing rents between nearby homes and apartments is time consuming and does not help landlords price properties for rent with accuracy. Rentberry creates a transparent and accurate way for tenants and landlords to agree on rent and security deposits by allowing tenants to negotiate rental terms directly through Rentberry platform. Rentberry also streamlines the rental process by allowing tenants to complete their applications online, provide financial and other relevant information to potential landlords across our platform, and e-Sign rental agreements. Rentberry also feature a rent payment tool and communication tools for requesting and scheduling tours and maintenance requests. We also recently added a feature that allows for prospective tenants to take virtual tours using our 360/VR capability and to purchase renter’s insurance through Rentberry platform.

Some of the automation includes:

●	Searching properties globally;

●	Performing virtual tours;

●	Submission of offers utilizing auctioning technology;

●	Screening tenants;

●	Selecting the best and/or most suitable candidates;

●	Negotiating the terms;

●	Saving on rental security deposits;

●	E-signing contracts;

●	Paying rent online;

●	Promoting and syndicating listings;

●	Submitting maintenance requests;

●	Storing all the data and signed contracts online, and;

●	Enabling landlords to stay connected with tenants.

Investors
Rentberry Inc.
Rentberry
Home Rental Platform
Flexible Living
Tangible real estate assets
Intellectual Property
Patents & Trademarks

On our Rentberry platform, we have listings in over 60 countries and in more than 20,000 cities across the United States. As of December 31, 2023, Rentberry’s platform hosts more than 10,000,000 properties and in 2023 crossed 3M monthly active users (“MAU”). The MAU is defined by Google Analytics as people who perform any action on the Rentberry web platform and iOS/Android mobile apps, such as property search, submission of applications, performing credit checks, etc. We obtain listings directly from the landlords and homeowners and through our agreements with real estate companies. We currently have partnered with more than 70 leading real estate companies around the world. We aim to grow our network of partnerships to more than 100 companies in 2024.

The Company has also already successfully tested its monetization channels for the Rentberry platform. Throughout 2024, the Company plans to continue releasing new monetization functionality. We also expect to begin offering third party services related to rentals through our platforms. We remain in the early stages of our development and our activities are subject to significant risks and uncertainties, including the ability to secure additional funding to continue to develop and improve the platforms that will attract users.

We aim to keep our landlords and tenants engaged on our platforms. By allowing document storage, centering rent payment, maintenance requests and other service communications on Rentberry, both landlords and tenants will continue to visit our platform.

We have successfully finished testing various monetization channels and plan to start monetizing our platform in a number of ways. First, we would collect fees based on traditional steps in the rental market, but due to automation that we provide, at significantly reduced rates. For example, we anticipate collecting a fee for each tenant application, but instead of the typical $75-$100 fee, Rentberry would charge a fee of $20 - $30. Other fees we anticipate collecting include fees for promoting properties on the platform ($50 for a thirty days promotion per property), monthly access fees to be paid by landlords, property management companies, agents/brokers ($25-$50 for thirty-day access), as well as advertising fees from Google AdSense. Concurrent with the collection of fees, we have begun offering third party services on our platform. Last year, we entered into an agreement with Sure, Inc., for the provision of insurance products for both landlords and tenants through our platforms. As we know the duration of the rental agreements, we plan sell the leads to the moving companies (expected rate $5-$7 per non-exclusive lead), as well as selling referrals to the local businesses/credit card companies (who will be able to target our members with promotions and credit card offers).

Platform

Virtual Tours
Tenant Screening
Application Process
Service Providers
Rent Negotiation
Data Storage
Lease eSign
Property Promotion
Rental Payments
All-in-one
Rental Ecosystem
What Is
Rentberry?
Artificial
Intelligence
Efficiency
Security
Automation

Rentberry Platform Benefits

Focused Property Search

Tenants display filtered results with a detailed analysis of key information relating to each listed property. This includes:

●	Seamless searches for properties in the desired area using extensive filtering capability (e.g., size, price, preferred amenities, etc.);

●	Online scheduling of open-house visits in order to see the properties and meet the landlords; and

●	An internal and secure communication system that allows potential tenants to contact landlords without bothering them with phone calls and/or emails.

Property Marketing & Syndication

Landlords have the ability to list any property on the platform with a specified asking price and include detailed information on the given rental unit. Landlords can promote listings on rentberry.com or syndicate to additional rental sites for increased reach and visibility.

Transparent Application Process

Incomplete or less than desired credit profiles indicate that the rental application can be denied or putting down a higher security deposit can be required. That is why Rentberry has developed a transparent rental application functionality to benefit tenants and landlords. Tenants are able to submit applications online without bothering landlords and mailing/emailing confidential information (e.g., SSN, passport numbers, bank account information, etc.). During this process, tenants are able to:

●	Analyze demand for the property and relevant information in offers submitted by other applicants;

●	Customize offers in real-time based on demand thus increasing the chances of securing the property using our proprietary auctioning technology; and

●	Negotiate pricing factors (e.g., rent, security deposits, lease duration).

Auctioning Technology

All rental applications are collected in a user-friendly format with the option to accept or reject any application with a single click. Rentberry’s auctioning technology ensures transparency and fair competition, and ensures that landlords are able to:

●	Reduce vacancy rates by seamlessly addressing pricing in depressed market conditions;

●	Capitalize on hot markets by extracting the most value from their properties; and

●	Select tenants based on data points beyond the amount they are willing to pay.

The Rentberry auctioning technology is part of what we believe to be one of the platform’s unique value propositions.

The Auctioning Technology’s core purpose is to ensure that landlords price their properties optimally in both hot and slow markets, while potential tenants are afforded complete visibility on competing offers and offered the ability to seamlessly negotiate rental terms online.

Online Rent Collection

Rentberry allows tenants to make their rental payments on the platform. This means no more bounced checks, unrecorded cash transactions, or long wait times for receiving payments. A history of rent payments will be appended to the tenants’ private profile and will be used by future landlords to analyze tenants and their ability to pay rent on time.

Saving on Rental Security Deposits

There is more than $500 billion locked in rental security deposits worldwide. From the time tenants turn 18 and until they buy their first property, most people rent. As tenants switch rental units, the security deposits that they put down are continuously frozen with different landlords. The Company’s auctioning technology allows tenants to negotiate rental terms. Therefore, quality tenants can rent apartments and receive discounts in security deposits or rent properties without security deposits. This will allow qualified tenants who might otherwise not be able to afford a security deposit to rent an apartment and give landlords access to a larger pool of qualified applicants and increase their ability to rent apartments in a short period of time.

Moreover, the Company plans to onboard properties and start managing properties on behalf of other homeowners. All those properties will be leased with no security deposits for a mid-term duration.

Rental Contract Execution

Tenants can securely and safely execute a legal contract via Rentberry platform. This can be done in seconds without wasting paper or crucial time. All executed agreements are stored in the platform and can be accessed 24/7 by the tenants and landlords.

Maintenance Requests

Once the property is rented, tenants are able to conveniently submit maintenance service requests to the landlords. All requests are stored in the system and abled to be accessed at any time in case of disputes in the future. Tenants who record this activity on the Rentberry platform will have proof that they reported issues in a timely manner, thereby reducing the potential for liability for additional damage that they allegedly failed to report promptly, or not at all.

In the future, Rentberry plans to partner with third-party service providers (such as handyman, plumbers, etc.) and invite them (individual or corporate clients) to join the platform. They will specify the services that they offer, the location that they serve and the price for each service rendered. Landlords and tenants will be given the ability to select and order services from their portals on the Rentberry platform.

Properties Owned & Exclusively Managed by Rentberry

Over the next several years, the Company plans to develop a new type of mid-term residential rental market and offer a new “Flexible Living” solution to the tenants, where they will receive flexibility in renting properties without security deposits and long-term lease commitment. As part of this plan, the Company intends to onboard properties throughout the United States, including Austin, Los Angeles, Miami, Chicago and Boston, which the Company anticipates leasing from minimum of three months to maximum of one year on the Rentberry platform. The Company also expects to onboard properties in the United Kingdom, Australia, New Zealand, France, Germany, Italy, Spain, Portugal, Ukraine, China and South Korea and other countries in Europe and Asia to serve as mid-term rental properties on the Rentberry platform.

The Company sees much bigger potential in a mid-term rental housing market in lieu of short-term rentals, such as Airbnb and long-term rentals, such as Craigslist. The Company plans to achieve a capitalization rate from the new rental model between 8% - 12%.

Market

A technological evolution has led to the disruption of multiple sectors in recent years. The mid-term (from three months to one-year rental horizon) and long-term (over one-year rental horizon) rental industry has remained stagnant. Despite so many other industries having been successfully disrupted in recent years (retail, social media, transportation), the home rental space remains mired in tradition and lacks comparable innovation. The process of long-term rentals still results in frustration and lost time for both the owners of rental properties who are looking for additional income and potential tenants who are looking for a place to call home. There has not yet been a technological disruption significant enough to usher in a new – and better – way to rent. Here at Rentberry, we aim to change that.

Global practices still include listings in the form of simple classified ads in print publications or on sites like Craigslist, Zillow, Rightmove and Zoopla, which provide limited information about a particular property for prospective tenants and essentially no support for actionable items, such as the application process, contract execution, rent collection, and maintenance requests. Rentberry has built a functioning digital marketplace which will allow this entire rental application, negotiation and rental contracts process to be completed quickly and online.

It is still common practice to complete many tasks manually. This includes calling or emailing prospective tenants, manually screening applicants, and accepting paper checks or cash for rent payments. In addition, agents and brokers sometimes charge significant fees for minimal services, and landlords force tenants to freeze thousands of dollars in rental security deposits. International renters face problems qualifying to rent overseas as their credit scores and credit histories are only valid in their country of citizenship or in the country in which they are legally qualified to work and live in at the moment.

Moreover, we believe that COVID-19 will have a lasting impact on the work environment – allowing large number of people to work from home, thus giving them freedom to work and travel from various locations.

Using Rentberry, landlords and tenants in countries across the globe will have the opportunity to enjoy a transparent and universally applicable platform for mid-term and long-term rentals.

We also view our current market as including providers of services and products used by landlords and tenants, such as renter’s and homeowner’s insurance products. In the future, we expect to expand our market by developing a mid-term residential market. At this time, people who choose to rent their home are limited by long-term leases of 12 months or more. Short-term rentals are usually only a matter of days or weeks, and any longer stays become expensive. We believe the mid-term rental market has potential as our rentals will offer leases of a minimum of three months and a maximum of one year. All mid-term properties will be owned or exclusively managed by Rentberry, will be rented with no security deposit to qualifying tenants and will be offered fully furnished so tenants will not have the hassle and expense of moving furniture. We believe people will want to take advantage of mid-term rentals because of the change in work culture due to COVID-19 which allows more people to work from home. We expect consumers to be attracted to the possibility of choosing where to live for a half a year to a year and then moving to a new location without committing long term. We believe that by deploying this business model, we are removing obstacles in the rental space and becoming the forefront of the new market trend.

Competition

We compete with the classified websites (such as Craigslist, Zillow, etc.), property management software (such as, Cozy) and real estate agencies and rental offices. We believe that there are no companies on the market that offer the transparency and level of automation during the rental process that Rentberry provides. For example, Craigslist, still relies on a dated interface and its unstandardized approach causes users to seriously question its legitimacy and safety. Zillow is a little more modern than Craigslist, but it still does not allow a seamless “last-mile” rental process, which makes renting from it frustratingly slow. Cozy is strictly a property management software with limited functionality that is tailored to the rental payments. Finally, Airbnb, while being quite different from the other aforementioned competitors, does not focus on long-term rentals, the credit scores, or security deposits, among other issues.

Currently, homeowners and small to medium property management firms, when pricing properties must resort to using comparisons of similar nearby homes. Lacking expensive rental analytics tools, this subjective valuation makes it nearly impossible to price properties accurately. Additionally, outdated and inefficient platforms slow the search and application process, delaying potential income for the homeowners and wasting time for the tenants. Moreover, other platforms do not offer neither transparency nor full rental experience. Rentberry streamlines the entire process for both the homeowner and the tenant by automating all of the standard rental tasks, saving time for both parties, and ultimately facilitating the property rental at the true market price.

Employees

The Company currently employs 30 full-time and no part-time employees.

Seasonality

Our business is affected by the general seasonal trends common to the residential rental market. We have observed increased traffic during the winter months of November, December and January. We have also observed increased traffic on our platform during the summer months from June through September as families and students seek housing before the start of the school year. As part of our business model, we expect to see more Millennials deciding to live in mid-term housing that is pre-furnished due to a number of reasons. Initially, we believe people will want to change their location to avoid living in a COVID-19 hotspot. Also, “work from home” becomes a mainstream trend and we believe people will increasingly adopt a lifestyle that allows them to move to different climates or locations that suit them based on cost of living, climate, weather, access to better educational, medical or other service providers, and access to arts, culture and outdoor activities. We anticipate our mid-term rentals of 3 – 12 months will allow people to enjoy this lifestyle without having to move furniture or enter into a long-term leases of longer than 12 months.

Intellectual Property

The Company’s platform is dependent on our extensive intellectual property, which was years in development. We rely on more than 700,000 lines of code that our engineers wrote and transferred to the Company. We designed our platform to incorporate proprietary solutions that are crucial to the platform’s performance. Because of the architecture of our platform, key aspects of the platform’s performance remain invisible.

We have applied for a patent on February 27, 2019, US#2020/0273094 A1. On February 8, 2022, we were granted the patent by the United States Patent and Trademark Office. We also have more than 60 trademarks, both word and logo, in multiple countries.

Litigation

Rentberry is not currently involved in any litigation, and its management is not aware of any pending or threatened legal actions relating to its intellectual property, conduct of its business activities, or otherwise.

Office Space

The Company leases its office space in San Francisco, California. In 2016, the Company leased co-shared office space in San Francisco under a membership agreement with payments based on utilization of the co-shared space. The lease is being renewed every year with an option to terminate at any time with 30 days written notice and month to month thereafter.

ITEM 2. MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion of our financial condition and results of operations should be read in conjunction with our financial statements and the related notes included in this report. The following discussion contains forward-looking statements that reflect our plans, estimates, and beliefs. Our actual results could differ materially from those discussed in the forward-looking statements. Unless otherwise indicated, the latest results discussed below are as of December 31, 2023.

Overview

Rentberry Inc. (the “Company”) was incorporated under the laws of the State of Delaware on August 28, 2015 with headquarters in San Francisco, California. Rentberry has developed a closed-loop home rental platform that makes the long-term leasing process transparent and efficient by eliminating the hassle of paper applications, paper credit reports, face-to-face negotiations and paper checks. Additionally, our platform automates all the standard rental tasks from submitting personal information, customer offers and eSigning the rental agreement. We are also developing other third-party services and products for our platform as we recently entered into an agreement with Sure Inc. to offer rental insurance. Our goal is to have a fully integrated platform with the third-party service providers within 24 months.

Over the past years Rentberry concentrated on its brand recognition and user growth. At the same time, the Company successfully tested various monetization channels. Throughout 2024, Rentberry plans to continue rolling out various monetization functionality on the platform. To date, the Company has been primarily funded through offerings of securities.

The Company’s operating expenses consist of general and administrative expenses and selling and marketing expenses. Our general and administrative expenses include team salaries, office rent, servers and other similar type of expenses. Our selling and marketing expenses include social media advertising, salaries and google ads and other similar type of expenses.

Our ability to continue as a going concern is dependent on the Company’s ability to grow its revenue and generate sufficient cash flows from operations to meet its obligations and/or obtaining additional financing from its shareholders or other sources, as may be required. The accompanying financial statements have been prepared assuming that the Company will continue as a going concern; however, the above condition raises the risk that the Company may not continue as a going concern.

These factors raise substantial doubt about our ability to continue as a going concern. We are dependent on additional capital resources for our planned principal operations and are subject to significant risks and uncertainties, including failing to secure funding to operationalize our planned operations or failing to profitably operate the business.

Results of Operations

Fiscal years ended December 31, 2023 and December 31, 2022

Revenue

For the fiscal year ended December 31, 2023 (“FYE 2023”), the Company had revenue from operations of $459,118 compared to revenue from operations of $289,861 for the fiscal year ended December 31, 2022 (“FYE 2022”). The increase in revenue of $169,257 is primarily attributable to the services that were offered to its customers. The Company’s revenue to date has largely come from testing various monetization channels on the platform, and the increase represents wider usage of our platforms.

Operating Expenses

The Company’s total operating expenses increased to $4,913,057 for FYE 2023 compared with $5,114,054 for FYE 2022, a $200,997 decrease. The primary drivers of the decrease were:

●	A $65,795 decrease in selling and marketing expenses due to a slight decrease in social media ads, such as Facebook, Twitter and Google Ads related to Website/Campaign.

●	A $135,202 decrease in general and administrative expenses as a result of optimized business operations.

Overall, we experienced a net loss of $4,803,338 for FYE 2023 compared to a net loss of $4,824,193 for FYE 2022.

Seasonality

Unlike short-term rental markets, such as vacation rentals or Airbnb listings, the long-term home rental market in the United States experiences less pronounced seasonality. While factors like weather and holidays influence rental activity to some extent, the demand for long-term rentals is more stable throughout the year. However, certain regions see fluctuations in rental activity based on factors like school calendars, job relocations, and local economic conditions. For instance, rental demand in college towns may peak during the summer months as students move in and out, while cities with strong tourism industries may experience increased demand during peak travel seasons. Overall, while there may be some seasonal variations in rental activity, the long-term home rental market in the U.S. generally remains robust and resilient throughout the year.

Liquidity and Capital Resources

Cash and Cash Equivalents

As at December 31, 2023 and December 31, 2022, the Company had $2,505,358 and $5,381,095, respectively, in cash and cash equivalents. The decrease of $2,875,737 during FYE 2023 was due to the Company having raised funds raised via Regulation A and Regulation Crowdfunding in FYE 2022 at much higher levels than the fund raising by the Company in 2023. We believe current capital will be able to fund operations for the next 20 months. The Company intends to use it for the salaries for current employees to cover engineering and business development, marketing, paying servers and Google (for utilizing their Google Maps API).  For the remainder of 2024, we anticipate our average burn rate between $200,000-$250,000 per month.

Fixed Assets

During the fiscal year ended December 31, 2021, the Company acquired an office space in Kyiv, Ukraine for $465,000 which it carried as an asset on its FYE 2022 balance sheet at $463,264. The Company sold this office space for $100,000 on March 23, 2023 which reduced fixed assets significantly on the Company’s FYE 2023 balance sheet. The current conflict in Ukraine had a material and negative impact on the value of that property.

Sources of Liquidity

We have decreased net cash used in operating activities to -$4,318,392 for FYE 2022 compared to -$4,993,146 for FYE 2022. The main driver in the decrease in cash was the decrease in prepaid expenses and other assets of $231,554 in FYE 2023, while during the same period in 2022, the Company increased prepaid expenses and other assets by $77,524.

To date the Company has been financed by the proceeds of its offerings of securities. In 2023, we conducted an offering of Crowd SAFEs in reliance on Regulation Crowdfunding which terminated on November 15, 2023 and raised net proceeds of $4,477,474. Those proceeds were used for marketing, advertising, business development and salaries. We also conducted an offering of our Common Stock in reliance on Regulation Crowdfunding beginning November 15, 2022, and ending on February 14, 2023. We raised $240,577 in net proceeds that were used to fund marketing, advertising, business development and salaries. Also, the Company conducted a Regulation A offering which terminated on November 4, 2022, and raised net proceeds of $10,315,812 from the sale of Common Stock. The Company intends to engage in additional capital raises in the near future.

Indebtedness

The Company does not have any material terms of indebtedness.

Trend Information

The long-term home rental trend in the United States has witnessed significant growth in recent years, driven by various factors reshaping housing preferences and lifestyles. Economic shifts, demographic changes, and evolving attitudes towards homeownership have all contributed to the increasing popularity of long-term rentals. Particularly among younger generations, the desire for flexibility, mobility, and financial freedom has led many to opt for renting over buying. Additionally, the aftermath of the 2008 financial crisis prompted a shift in attitudes towards homeownership, with many individuals and families preferring the stability and predictability offered by long-term rental agreements. Moreover, the rise of remote work and digital nomadism has further fueled demand for long-term rentals, as individuals seek the flexibility to live and work from anywhere without being tied down by the responsibilities of homeownership. As a result, the long-term home rental market in the US continues to expand, with landlords, property managers, and real estate developers adapting to meet the evolving needs and preferences of renters in this dynamic landscape.

ITEM 3. DIRECTORS, EXECUTIVE OFFICERS AND SIGNIFICANT EMPLOYEES

The company’s executive officers and directors are as follows:

Name	Position	Age	Term of Office
Executive Officers:
Oleksiy Lyubynskyy	CEO	39	Since August 28, 2015
Alex Svitiashchuk	Chief Technology Officer	29	Since November 1, 2022
Oleksandr Kotovskov	Head of Design	37	Since October 19, 2015
Directors:
Oleksiy Lyubynskyy	Director	39	Since August 28, 2015
Oleksandr Kotovskov	Director	37	Since November 13, 2018
Alex Svitiashchuk	Director	29	Since November 1, 2022
Significant Employees:
Oleksii Humeniuk	Chief Marketing Officer	34	Since March 14, 2016

Oleksiy Lyubynskyy, CEO and Director

Oleksiy Lyubynskyy is currently our Chief Executive Officer. He has served in that position since Rentberry was founded in August 2015. He is responsible for defining the Company’s vision, overseeing business development and the capital raising process. Prior to joining Rentberry, Oleksiy co-founded CityHour, where he oversaw business development and investor relations. From May 2010 to December 2012, he was director of M&A at BIC Securities. In that position he was responsible for deal origination, performing due diligence and closing sell-side and buy-side M&A transactions. Oleksiy holds a B.A. degree in Economics and minor degree in Business Administration from University of California Berkeley.

Alex Svitiashchuk, Chief Technology Officer and Director

Alex Svitiashchuk is the Chief Technology Officer at Rentberry, a position he has held since November 2022, where he leads the engineering department and develops policies and procedures and use technology to enhance Rentberry platform. Prior to becoming CTO, Alex was serving as a lead full-stack engineer at Rentberry since January 2020. Prior to joining Rentberry, Alex was a Senior Software Developer at the Universal Commerce Group (January 2018 – January 2020).

Oleksandr Kotovskov, Head of Design and Director

Oleksandr Kotovskov is the Head of Design at Rentberry. Since Rentberry was founded, he has been responsible for creating the visual style of the product, user experience, managing design processes, and bringing design thinking to the Company. Prior to joining Rentberry, Oleksandr was a Senior UI/UX designer at Alty, creating interfaces for one of the largest banks in Europe, and various clients from the US. He has started his professional career in 2010. Oleksandr holds master’s degree in Information Systems Management from Ukrainian National Academy of Culture and Arts Management.

Oleksii Humeniuk, Chief Marketing Officer

Oleksii Humeniuk has been the Chief Marketing Officer at Rentberry since March 2016, where he has been responsible for business development, product marketing, search engine optimization, and sales. From October 2014 to December 2015, Oleksii worked one year at EPOM as SEO specialist and four years at Depositphotos, where he acted as Marketing Team Leader. At Depositphotos, Oleksii created and supervised international marketing campaigns and was responsible for launching the product in 9 countries. Oleksii holds a master’s degree in Computer Science from the National Technical University of Ukraine.

COMPENSATION OF DIRECTORS AND EXECUTIVE OFFICERS

For the fiscal year ended December 31, 2023, the three highest-paid executive officers and directors were compensated as follows:

Name	Capacities in which compensation was received	Cash compensation ($)	Other compensation ($)	Total compensation ($)
Oleksiy Lyubynskyy	CEO	$135,000	$0	$135,000
Oleksandr Kotovskov	Head of Design	$90,000	$0	$90,000
Alex Svitiashchuk	Chief Technology Officer	$84,000	$0	$84,000

For the fiscal year ended December 31, 2023, the Company did not pay its directors for their service. There were 3 directors in this group.

The Company has entered into an employment agreement with its CEO. Mr. Lyubynskyy’s employment agreement, dated January 1, 2024, provides an annual base salary of $185,000 and participation in benefits such as health, vision and dental plans on the same basis as other employees or will be reimbursed for such expenses by the Company if he has his own health, vision and dental insurance plans. Pursuant to the agreement, Mr. Lyubynskyy may also be considered for bonuses at the discretion of the Company with respect to the amount and criteria for such bonuses. The Company does not have any equity plans for employees or management.

The independent contractor agreement for Mr. Kotovskov, dated October 1, 2021, provides for monthly compensation of $7,500.

The Company has an employment agreement with Mr. Svitiashchuk, dated January 1, 2021, under which he receives $7,000 per month.

On December 30, 2020, the Company’s Board of Directors adopted the Transaction Bonus Plan (the “Plan”), which provides for bonuses to be paid to eligible participants upon consummation of a liquidity event. Under the Plan, a liquidity event is defined as a transaction or series of related transactions involving the sale, transfer or other disposition, such as a merger, of substantially all of the Company’s assets or more than 50% of the Company’s voting power. The Plan allows the CEO to determine, in his sole discretion, who may receive a bonus and the amount to be allocated. Participation is restricted to employees, including the CEO, and other service providers designated by the CEO in his sole discretion. The Plan entails a Bonus Pool having a $2,000,000 cap for all bonuses in the aggregate. If the CEO designates himself as a Plan participant, his bonus may not exceed $400,000. Participants granted a bonus under the Plan must continue their service to the Company until the consummation of the liquidity event or forfeit their bonus. The Plan has not been funded and specifically states that participants will be treated as an unsecured general creditor of the Company and will not have any right, title or interest in or to any assets of the Company by reason of any obligation of the Company to such participant under the Plan.

ITEM 4. SECURITY OWNERSHIP OF MANAGEMENT AND CERTAIN SECURITY HOLDERS

The following table displays, as of April 28, 2024, the voting securities beneficially owned by (1) any individual director or officer who beneficially owns more than 10% of any class of our capital stock, (2) all executive officers and directors as a group and (3) any other holder who beneficially owns more than 10% of any class of our capital stock:

Title of class	Name and address of beneficial owner (1)	Amount and nature of beneficial ownership	Amount and nature of beneficial ownership acquirable (2)	Percent of class
Common Stock	Oleksiy Lyubynskyy	10,283,222	0	18.9%
Common Stock	All executive officers and directors as a group (3 people in this group)	12,283,222	0	22.6%

(1)	The address for all beneficial owners is 201 Spear Street, Suite 1100, San Francisco, California 94105.

(2)	The CEO is entitled to vote approximately 55.7% of the outstanding shares of Common Stock either by virtue of being CEO or a member of the board. As a board member, the vote only applies in certain corporate events.

ITEM 5. INTEREST OF MANAGEMENT AND OTHERS IN CERTAIN TRANSACTIONS

On September 15, 2021, the Company loaned $115,000 to Oleksiy Lyubynskyy for the purpose of relocation. The loan carries an annual interest rate of 0.1% and is repayable in full on December 31, 2025.

ITEM 6. OTHER INFORMATION

None.

ITEM 7. FINANCIAL STATEMENTS

RENTBERRY, INC.

(A Delaware Corporation)

CONSOLIDATED FINANCIAL STATEMENTS

ACCOUNTANTS’ AUDIT OPINION REPORT

DECEMBER 31, 2023 AND 2022

RENTBERRY, INC.

Consolidated Financial Statements

For the years ended December 31, 2023 and 2022

INDEPENDENT AUDITOR’S REPORT

March 26, 2024

To:	Board of Directors, RENTBERRY, INC.
Re:	2023 and 2022 Financial Statement Audit

We have audited the accompanying consolidated financial statements of RENTBERRY, INC. (the “Company”), which comprise the balance sheets as of December 31, 2023 and 2022, and the related consolidated statements of operations, shareholder equity, and cash flows for the calendar year periods ended December 31, 2023 and 2022, and the related notes to such financial statements.

Management’s Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor’s Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit of the Company’s financial statements in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity’s preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. Accordingly, we express no such opinion.

An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.  We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2023 and 2022, and the results of its operations, shareholder equity and its cash flows for the calendar year periods thus ended in accordance with accounting principles generally accepted in the United States of America.

Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 to the financial statements, the Company has stated that substantial doubt exists about the Company’s ability to continue as a going concern. Management’s evaluation of the events and conditions and management’s plans regarding these matters are also described in the Notes to the financial statements. The financial statements do not include any adjustments that might result from the outcome of this uncertainty. Our opinion is not modified with respect to this matter.

Sincerely,

IndigoSpire CPA Group

IndigoSpire CPA Group, LLC

Aurora, Colorado

March 26, 2024

RENTBERRY, INC.

BALANCE SHEET

As of December 31, 2023 and 2022

See Independent Auditor’s Report and Notes to the Financial Statements

	2023	2022
ASSETS
Current Assets
Cash and cash equivalents	$2,505,358	$5,381,095
Accounts receivable	305,044	130,953
Accounts receivable – related parties	524,140	524,140
Investments	811,054	0
Prepaid expenses	0	206,693
Other assets	72,947	97,808
Total current assets	4,218,543	6,340,689

Fixed assets, net of accumulated depreciation	15,912	463,264
Intangible assets, net of accumulated amortization	116,025	121,888
Security deposit	26,666	26,666

Total Assets	$4,377,146	$6,952,507

LIABILITIES AND STOCKHOLDERS’ EQUITY

Current Liabilities
Credit cards and accounts payable	$75,354	$16,586
Total current liabilities	75,354	16,586

SAFE instruments	1,928,633	0

Total Liabilities	2,003,987	16,586

STOCKHOLDERS’ EQUITY

Common Stock	5,380	5,361
Additional paid-in capital	19,667,087	19,426,530
Retained deficit	(17,299,308)	(12,495,970)
Accumulated Other Comprehensive Income	0	0
Total Stockholders’ Equity	2,373,159	6,935,921

Non-controlling interest	0	0

Total Liabilities and Stockholders’ Equity	$4,377,146	$6,952,507

RENTBERRY, INC.

STATEMENT OF OPERATIONS

For Years Ending December 31, 2023 and 2022

See Independent Auditor’s Report and Notes to the Financial Statements

	2023	2022

Revenues	$459,118	$289,861

Operating expenses
General and administrative	2,992,234	3,127,436
Selling and marketing	1,920,823	1,986,618
Total operating expenses	4,913,057	5,114,054

Net Operating Loss	(4,453,939)	(4,824,193)

Interest income (expense), net	19,316	38,631
Depreciation and amortization (expense)	(11,167)	(26,667)
Other income (expense)	0	(325)

Gain/(loss) on sale of fixed assets	(357,548)	0

Tax (provision) benefit	0	0

Net Loss	$(4,803,338)	$(4,812,554)

Basic earnings per share	(0.19)	(0.18)
Diluted earnings per share	(0.19)	(0.18)

RENTBERRY, INC.

STATEMENT OF STOCKHOLDERS’ EQUITY/DEFICIT

For Years Ending December 31, 2023 and 2022

See Independent Auditor’s Report and Notes to the Financial Statements

	Common Stock		Additional Paid-In	Accumulated Other Comprehensive	Retained	Total Stockholders’
	Shares	Value	Capital	Income (Loss)	Deficit	Equity
Balance as of January 1, 2022	33,051,193	$3,374	$12,430,181	$174	$(8,872,460)	$3,561,269

Net comprehensive (loss)				(174)	(3,623,510)

Issuance of common stock and conversion of convertible instruments	20,562,675	1,987	6,996,349

Balance as of December 31, 2022	53,613,868	$5,361	$19,426,530	$0	$(12,495,970)	$6,935,921

Start Engine share issuance	199,237	19	240,558			240,577

Net (loss)					(4,803,338)	(4,803,338)
Balance as of December 31, 2023	53,813,105	$5,380	$19,667,087	$0	$(17,899,308)	$2,373,159

RENTBERRY, INC.

STATEMENT OF CASH FLOWS

For Years Ending December 31, 2023 and 2022

See Independent Auditor’s Report and Notes to the Financial Statements

	2023	2022

Cash Flows from Operating Activities
Comprehensive Income (Loss)	$(4,803,338)	$(4,812,554)
Adjustments to reconcile net income (loss) to net cash provided by operations:
Add depreciation and amortization	11,167	26,667
Add loss on sale of fixed asset	357,548	0
Changes to operating assets and liabilities
(Increase) Decrease in accounts receivable	(174,091)	(130,953)
(Increase) Decrease in prepaid expenses and other assets	231,554	(77,524)
Increase (Decrease) in accounts payable	58,768	1,218

Net cash used in operating activities	(4,318,392)	(4,993,146)

Cash Flows from Investing Activities
Sale / (purchase) of other assets	84,499	0
Cash loaned	(811,054)	(409,140)
Net cash provided by investing activities	(726,555)	(435,660)

Cash Flows from Financing Activities
Proceeds from SAFE instruments	1,928,633	0
Proceeds from the issuance of stock, net	240,577	8,232,098
Net cash provided by financing activities	2,169,210	8,232,098

Net change in cash and cash equivalents	(2,875,737)	2,803,292

Cash and cash equivalents at beginning of period	5,381,095	2,577,803
Cash and cash equivalents at end of period	$2,505,358	$5,381,095

RENTBERRY, INC.

NOTES TO FINANCIAL STATEMENTS

AS OF AND FOR THE PERIODS ENDED DECEMBER 31, 2023 and 2022

See Independent Auditor’s Report and Notes to the Financial Statements

NOTE 1 – NATURE OF OPERATIONS

Rentberry Inc. was incorporated under the laws of the State of Delaware on August 28, 2015 and has offices in San Francisco, California, and until 2023, Ukraine. Rentberry, Inc. is a home rental platform offering decentralized, global, long term rental solutions for tenants and landlords. The platform offers a transparent application process, a crowd sourced security deposit network, instant rent payments, e-signing of rental agreements and credit reports. The Company is still in the testing phases and its activities are subject to significant risks and uncertainties, including the ability to secure additional funding to continue to develop the platforms that will attract users.

Floorly, Inc. was incorporated under the laws of the State of Delaware on January 13, 2020 with the intent of taking Rentberry, lnc.’s platform and applying it to commercial space.

Happy Seniors, Inc. was incorporated under the laws of the State of Delaware on February 25, 2020 with the intent of taking Rentberry, lnc.’s platform and applying it to senior living space.

Going Concern

These financial statements are prepared on a going concern basis. Since inception, the Company has relied on raising securities to fund its operations. As of December 31, 2023, the Company had an accumulated deficit and may incur additional losses prior to generating income. During the next twelve months, the Company intends to fund its operations with funds from revenue producing activities and from the issuance of convertible notes or equity. The Company’s ability to continue is dependent upon management’s plan to raise additional funds and achieve profitable operations. These financial statements and related notes thereto do not include any adjustments that might result from these uncertainties.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America (“GAAP”). The accompanying financial statements include all the information and notes required by GAAP for complete financial statements. In the opinion of management, all adjustments considered necessary for the fair presentation of the unaudited financial statements for the years presented have been included.

The consolidated financial statements include the accounts of 1) Rentberry, Inc, 2) Floorly, Inc., and 3) Happy Seniors, Inc. (collectively, the “Company”). The accompanying consolidated financial statements have been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America as determined by the Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC). All significant intercompany balances and transactions have been eliminated in the accompanying consolidated financial statements.

Happy Seniors, Inc. are wholly owned subsidiaries of Rentberry, Inc. while Floorly, Inc. is majority owned at 99%.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make certain estimates and assumptions that affect the amounts reported in the financial statements and footnotes thereto. Actual results could materially differ from these estimates. It is reasonably possible that changes in estimates will occur in the near term.

Significant estimates inherent in the preparation of the accompanying financial statements include valuation of provision for refunds and chargebacks, equity transactions, contingencies and derivative and warrant liabilities.

Risks and Uncertainties

The Company has a limited operating history. The Company’s business and operations are sensitive to general business and economic conditions in the United States. A host of factors beyond the Company’s control could cause fluctuations in these conditions. Adverse conditions may include recession, downturn or otherwise, local competition, changes in consumer taste and other macroeconomic factors such as the ongoing COVID-19 pandemic and economic uncertainty. These adverse conditions could affect the Company’s financial condition and the results of its operations.

Additionally, the Company has material operations located in Ukraine where current military actions are taking place. This poses additional risks to the Company’s people and assets that are outside the Company’s control.

Concentration of Credit Risk

The Company maintains its cash with a major financial institution located in the United States of America, which it believes to be credit worthy. The Federal Deposit Insurance Corporation insures balances up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

Cash and Cash Equivalents

The Company considers short-term, highly liquid investment with original maturities of three months or less at the time of purchase to be cash equivalents. Cash consists of funds held in the Company’s checking account. As of December 31, 2023 and 2022, the Company had $2,505,358 and $5,381,095 of cash on hand, respectively.

Fixed Assets

Fixed assets are recorded at cost. Expenditures for renewals and improvements that significantly add to the productive capacity or extend the useful life of an asset are capitalized. Expenditures for maintenance and repairs are charged to expense. When equipment is retired or sold, the cost and related accumulated depreciation are eliminated from the accounts and the resultant gain or loss is reflected in income. In accordance with Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) 350-40, Accounting for Costs of Computer Software Developed or Obtained for Internal Use, the Company has capitalized external direct costs of material and services developed or obtained for software development projects. Amortization for each software project begins when the computer software is ready for its intended use.

Depreciation is provided using the straight-line method, based on useful lives of the assets which range from five to seven years.

The Company reviews the carrying value of property and equipment for impairment whenever events and circumstances indicate that the carrying value of an asset may not be recoverable from the estimated future cash flows expected to result from its use and eventual disposition. In cases where undiscounted expected future cash flows are less than the carrying value, an impairment loss is recognized equal to an amount by which the carrying value exceeds the fair value of assets. The factors considered by management in performing this assessment include current operating results, trends and prospects, the manner in which the property is used, and the effects of obsolescence, demand, competition, and other economic factors.

In 2023 the Company sold its office in Kyiv, Ukraine at a significant loss due to the ongoing conflict in the area.

As of December 31, 2023 and 2022, the Company had a net book value of fixed assets of $15,912 and $463,264, respectively.

Intangible Assets

The Company applied for and received a patent in 2017 and has capitalized the cost associated with obtaining the patent. The cost of the patent is being amortized over its legal live which is 20 years on a straight-line basis.

The Company capitalizes the costs of acquiring trademarks and amortizes those costs over their legal life which is 10 years on a straight-line basis.

The Company capitalizes the costs to acquire domain names which are not being amortized.

Amortization expense for the years ended December 31, 2023 and 2022 was $5,863 and $5,863, respectively.

Fair Value Measurements

Generally accepted accounting principles define fair value as the price that would be received to sell an asset or be paid to transfer a liability in an orderly transaction between market participants at the measurement date (exit price) and such principles also establish a fair value hierarchy that prioritizes the inputs used to measure fair value using the following definitions (from highest to lowest priority):

●	Level 1 – Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities.

●	Level 2 – Observable inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly, including quoted prices for similar assets and liabilities in active markets; quoted prices for identical or similar assets and liabilities in markets that are not active; or other inputs that are observable or can be corroborated by observable market data by correlation or other means.

●	Level 3 – Prices or valuation techniques requiring inputs that are both significant to the fair value measurement and unobservable.

Income Taxes

Income taxes are provided for the tax effects of transactions reporting in the financial statements and consist of taxes currently due plus deferred taxes related primarily to differences between the basis of receivables, property and equipment, intangible assets, and accrued expenses for financial and income tax reporting. The deferred tax assets and liabilities represent the future tax return consequences of those differences, which will either be taxable or deductible when the assets and liabilities are recovered or settled. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized.

There is a 100 percent valuation allowance against the net operating losses generated by the Company in fiscal year ending on December 31, 2023 and 2022.

The Company evaluates its tax positions that have been taken or are expected to be taken on income tax returns to determine if an accrual is necessary for uncertain tax positions. The Company will recognize future accrued interest and penalties related to unrecognized tax benefits in income tax expense if incurred.

Revenue Recognition

Sales Income - During 2019, the company adapted the provision of ASU 2014-09 Revenue from Contracts with Customers (“ASC 606”).

ASC 606 provides a five-step model for recognizing revenue from contracts:

1.	Identify the contract with the customer

2.	Identify the performance obligations within the contract

3.	Determine the transaction price

4.	Allocate the transaction price to the performance obligations

5.	Recognize revenue when (or as) the performance obligations are satisfied

The Company is currently recognizing revenue from applications and credit reports when booking a property on a transactional basis. The Company also generates revenue from partnering with other companies for leads and advertising revenue.

Accounts Receivable, Net

Trade receivables due from customers are uncollateralized customer obligations due under normal trade terms requiring payment within 30 days from the invoice date. Trade receivables are stated at the amount billed to the customer. Payments of trade receivables are allocated to the specific invoices identified on the customer’s remittance advice or, if unspecified, are applied to the earliest unpaid invoices.

The Company estimates an allowance for doubtful accounts based upon an evaluation of the current status of receivables, historical experience, and other factors as necessary. It is reasonably possible that the Company’s estimate of the allowance for doubtful accounts will change.

Advertising

The Company expenses advertising costs as they are incurred.

Recent Accounting Pronouncements

In February 2016, FASB issued ASU No. 2016-02, Leases, that requires organizations that lease assets, referred to as “lessees”, to recognize on the balance sheet the assets and liabilities for the rights and obligations created by those leases with lease terms of more than 12 months. ASU 2016-02 will also require disclosures to help investors and other financial statement users better understand the amount, timing, and uncertainty of cash flows arising from leases and will include qualitative and quantitative requirements. The new standard for nonpublic entities will be effective for fiscal years beginning after December 15, 2020, and early application is permitted. We are currently evaluating the effect that the updated standard will have on the financial statements and related disclosures.

In June 2018, FASB amended ASU No. 2018-07, Compensation – Stock Compensation, to expand the scope of Topic 718, Compensation – Stock Compensation, to include share-based payment transactions for acquiring goods and services from nonemployees. The new standard for nonpublic entities will be effective for fiscal years beginning after December 15, 2019, and interim periods within fiscal years beginning after December 15, 2020, and early application is permitted. We are currently evaluating the effect that the updated standard will have on the financial statements and related disclosures.

In August 2018, amendments to existing accounting guidance were issued through Accounting Standards Update 2018-15 to clarify the accounting for implementation costs for cloud computing arrangements. The amendments specify that existing guidance for capitalizing implementation costs incurred to develop or obtain internal-use software also applies to implementation costs incurred in a hosting arrangement that is a service contract. The guidance is effective for fiscal years beginning after December 15, 2020, and interim periods within fiscal years beginning after December 15, 2021, and early application is permitted. We are currently evaluating the effect that the updated standard will have on the financial statements and related disclosures.

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date, including those above, that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

NOTE 3 – INCOME TAX PROVISION

The Company intends to file its income tax return for the period ended December 31, 2023 by the due date set by the Internal Revenue Service. The return will remain subject to examination by the Internal Revenue Service under the statute of limitations for a period of three years from the date it is filed.

Since the passage of the Tax Cuts and Jobs Act of 2017 (“TJCA”), net operating losses can be carried forward indefinitely. Net operating loss carryforwards for state income tax purposes approximate those available for Federal income tax purposes.

There is a 100 percent valuation allowance against the net operating losses generated by the Company in fiscal year ending on December 31, 2023 and 2022.

NOTE 4 – STOCKHOLDERS’ EQUITY

As of December 31, 2023, the Company has authorized 70,000,000 shares of common stock (and an additional 10,000,000 shares of preferred stock), with a par value of $0.0001 per share.

In 2022, the Company issued addition shares of common stock totaling approximately $7 million in cash, net of offering costs. In 2023, the Company issued an additional 199,237 shares in an offering exempt from registration through the StartEngine platform. The Company received a total of $240,577 for those shares issued in 2023.

NOTE 5 – SAFES AND DEBT

Simple Agreements for Future Equity (“SAFE”) Instruments

In 2023, the Company issued SAFEs totaling $1,928,633 at a 20% discount rate and a pre-money valuation cap of $25,000,000 for the subscriptions up to and including a sum of $3,000,000 and a valuation cap of $35,000,000 for all subscriptions from $3,000,000 and above. The SAFEs remain outstanding as of December 31, 2023.

NOTE 6 – COMMITMENTS AND CONTINGENCIES

The Company is not currently involved with and does not know of any pending or threatening litigation against the Company.

NOTE 7 – SUBSEQUENT EVENTS

Management’s Evaluation

Management has evaluated subsequent events through March 1, 2024, the date the financial statements were available to be issued. Based on this evaluation, no additional material events were identified which require adjustment or disclosure in the financial statements.

ITEM 8. EXHIBITS

The documents listed in the Exhibit Index of this report are incorporated by reference or are filed with this report, in each case as indicated below.

2.1	Amended and Restated Certificate of Incorporation*

2.2	Amended Bylaws*

4	Form of Subscription Agreement*

5.1	Form of 2020 SAFE Note and Voting Agreement*

5.2	Form of 2019 SAFE Note and Voting Agreement*

5.3	Stockholders’ Agreement*

5.4	Form of 2021 SAFE Note and Voting Agreement*

5.5	Form of Crowd SAFE for Regulation CF Offering**

6.1	2020 Employment Agreement of Oleksiy Lyubynskyy*

6.2	2021 Employment Agreement of Oleksandr Kotovskov*

6.3	Equity Grant to Oleksandr Kotovskov*

6.4	Marketing Agreement with Sure HIIS Insurance Services, LLC*

6.5	Stock Purchase Agreement of Oleksandr Kotovskov (Nov. 2020)*

6.6	Transaction Bonus Plan*

6.7	Loan Agreement (Sept. 15, 2021) +

6.8	Employment Agreement of Oleksandr Kotovskov (Oct. 2021) +

6.9	Employment Agreement of Alex Svitiashchuk (Oct. 2021)*

6.10	2024 Offer Letter with Oleksiy Lyubynskyy#

6.11	2024 Employment Agreement with Alex Svitiashchuk#

#	Filed herewith.

*	Previously filed with the Company’s Offering Statement on Form 1-A (Commission File No. 024-11437).

**	Previously filed with the Company’s Form C, dated August 18, 2023 (Commission File No. 024-11437).

+	Portions of this exhibit have been omitted pursuant to the instructions to Item 17 of Form 1-A.

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of San Francisco, California, on April 29, 2024.

RENTBERRY, INC.

By:	/s/ Oleksiy Lyubynskyy
Name:	Oleksiy Lyubynskyy
Title:	CEO
Date:	April 29, 2024

This Offering Statement has been signed by the following persons in the capacities and on the dates indicated.

By:	/s/ Oleksiy Lyubynskyy
Name:	Oleksiy Lyubynskyy
Title:	CEO, principal financial officer, principal accounting officer & Director
Date:	April 29, 2024

By:	/s/ Alex Svitiashchuk
Name:	Alex Svitiashchuk
Title:	Director
Date:	April 29, 2024

By:	/s/ Oleksandr Kotovskov
Name:	Oleksandr Kotovskov
Title:	Director
Date:	April 29, 2024